EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2004	2005	2006	2007	2008
EARNINGS
Income Before Income Taxes	$204,837	$228,082	$197,273	$204,394	$190,133
Fixed Charges (as below)	139,421	133,293	142,388	161,849	164,660
Total Earnings	$344,258	$361,375	$339,661	$366,243	$354,793

FIXED CHARGES
Interest Expense	$69,071	$65,041	$72,723	$80,034	$89,851
Credit for Allowance for Borrowed Funds Used During Construction	1,750	4,352	7,465	5,315	4,609
Estimated Interest Element in Lease Rentals	68,600	63,900	62,200	76,500	70,200
Total Fixed Charges	$139,421	$133,293	$142,388	$161,849	$164,660

Ratio of Earnings to Fixed Charges	2.46	2.71	2.38	2.26	2.15